82-1193

June 28, 2002

VIA COURIER

OFFICE OF INTERNATIONAL CORPORATE FINANCE
Securities and Exchange Commission
450 Fifth Street North West
Judiciary Plaza
Washington, D.C.
USA 20549

Dear Sirs:

Re: Viceroy Resource Corporation
Rule 12(g)3-2(b) Exemption - Update Filing

Pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934 please find enclosed the following documentation:

1. News Release dated June 13, 2002 announcing the completion of a Private Placement;
2. BC Form 53-901F - Material Change Report Under Section 85(1) of the Act, dated June 18, 2002;
3. Form 45-102F3 - Notice of Intention to Distribute Securities - Renewal, dated June 14, 2002;
4. Form 45-902F - Report of Exempt Distribution, dated June 25·2002.
5. 2002 First Quarter Report.

Please also note, that effective July 2, 2002, the offices of the Company will be moving to Suite 900-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, and ask that you adjust your records accordingly.

Should you have any questions regarding the above please contact the undersigned.

Yours truly,

VICEROY RESOURCE CORPORATION

Kim Casswell
CORPORATE SECRETARY

enclosures

VICEROY
RESOURCE
CORPORATION

82-1193

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2

el: 604.688.9780 Fax: 604.682.3941
www.viceroyresource.com

COMPLETION OF PRIVATE PLACEMENT FOR $2.5 MILLION

Vancouver, British Columbia, June 13, 2002 (TSE: VOY) – Further to its News Release dated May 1, 2002, Viceroy Resource Corporation ("Viceroy") is pleased to announce that it has completed a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years. The private placement has provided Viceroy with gross cash proceeds of $2,520,000.

As stated in our News Release dated May 1, 2002, the proceeds of the private placement will be added to working capital and will be used to fund ongoing exploration, to acquire new exploration properties and general corporate use.

Viceroy Resource Corporation is a gold explorer and producer in Canada, United States and South America. Viceroy shares, trading under the symbol VOY on the Toronto Stock Exchange, give investors an opportunity to participate in a leveraged gold play with an exploration upside.

-30-

For further information contact:

Ronald K. Netolitzky, Chairman and CEO Tel:(604) 688-9780 E-mail: rnetolitzky@viceroyresource.com

This is the form of a material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

VICEROY RESOURCE CORPORATION
SUITE 2200, OCEANIC PLAZA
1066 WEST HASTINGS STREET
VANCOUVER, BC
V6E 3X2

Item 2. Date of Material Change

June 13, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued pursuant to Section 85(1) of the Act.

The press release was released on June 13, 2002 to The Toronto Stock Exchange, on which the Issuer's shares are listed and through various other approved public media.

Copy of the Press Release is attached as Schedule "A"

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Issuer announced that it had completed a non-brokered private placement of 16 million units of the Issuer at a price of $0.1575 per unit.

Item 5. Full Description of Material Change

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

The Issuer announced that it had completed a non-brokered private placement of 16 million units of the Issuer at a price of $0.1574 per unit. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one common share of the Issuer at a price of $0.20 per share for a period of two years. The private placement has provided the Issuer with gross cash proceeds of $2,520,000. The proceeds of the private placement will be added to working capital and will be used to fund ongoing exploration, to acquire new exploration properties and general corporate use.

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

INSTRUCTION

Refer to Section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable

Item 7. Omitted Information:

In certain circumstances where a material change has occurred and a material change report has bee or is about to be filed but Section 85(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under Section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in Section
51 of the Rules.

Not Applicable

Item 8. Senior Officers

Give the name and business number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Kim Casswell, Corporate Secretary
Telephone: (604) 688-9780

Item 9. Statement of Director

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, this 18th day of June, 2002.

VICEROY RESOURCE CORPORATION

[signature]

Ronald K. Netolitzky
Chairman, President & Director

VICEROY
RESOURCE
CORPORATION

Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
CANADA V6E 3X2

Tel: 604.688.9780 Fax: 604.682.3941
www.viceroyresource.com

SCHEDULE "A"

COMPLETION OF PRIVATE PLACEMENT FOR $2.5 MILLION

Vancouver, British Columbia, June 13, 2002 (TSE: VOY) – Further to its News Release dated May 1, 2002, Viceroy Resource Corporation ("Viceroy") is pleased to announce that it has completed a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years. The private placement has provided Viceroy with gross cash proceeds of $2,520,000.

As stated in our News Release dated May 1, 2002, the proceeds of the private placement will be added to working capital and will be used to fund ongoing exploration, to acquire new exploration properties and general corporate use.

Viceroy Resource Corporation is a gold explorer and producer in Canada, United States and South America. Viceroy shares, trading under the symbol VOY on the Toronto Stock Exchange, give investors an opportunity to participate in a leveraged gold play with an exploration upside.

-30-

FOR FURTHER INFORMATION CONTACT:

Ronald K. Netolitzky, Chairman Tel: (604) 688-9780 (Ext 210) E-mail: *rnetolitzky@viceroyresource.com*

Suite 2200, Oceanic Plaza Vancouver, British Columbia Tel 604 6889780 TSE: VOY
1066 West Hastings Street Canada, V6E 3X2 Fax 604 -682-3941

VICEROY RESOURCE CORPORATION

82-1193

June 14, 2002

Ontario Securities Commission
Suite 1800
Box 55 - 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: **Moses Seer**

Dear Sir or Madam:

Re: **Viceroy Resource Corporation (the "Company")**
Form 45-102F3 - Notice of Intention to Distribute Securities - Renewal

Please find enclosed a Form 45-102F3 - Renewal Notice of Intention to Distribute Securities of Channel Resources Ltd. and the requisite filing fee in the amount of $250.00.

Should you have any question or comments, please contact the undersigned.

Yours truly,

VICEROY RESOURCE CORPORATION

Kim Casswell
CORPORATE SECRETARY

cc: BC Securities Commission - Attention: Insider Reporting
The Toronto Stock Exchange

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Name and address of reporting issuer:

   Channel Resources Ltd., Suite 802, 1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4

2. Date and jurisdictions where issuer became a reporting issuer:

Date	**Jurisdiction**
October 23, 1980	**British Columbia**
May 16, 1985	**Ontario**

3. Name and address of the selling security holder:

   Viceroy Resource Corporation, Suite 2200, 1600 West Hastings Street, Vancouver, British Columbia, V6E 3X2

4. State whether the selling security holder is an insider or officer of the issuer. (if an officer, state title):

   The security holder is an insider

5. Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder

   7,076,850 common shares of Channel Resources Ltd.

6. Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.

   7,076,850 common shares of Channel Resources Ltd.

7. State, to the extent know to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control position.

The control person is Viceroy Resource Corporation, 2200 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, which holds 7,077,850 common shares of Channel Resources Ltd. representing approximately 22% of the issued capital of Channel Resources Ltd. Viceroy Resource Corporation is a public British Columbia company the shares of which are listed for trading on the Toronto Stock Exchange.

8. State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

   Private sale and/or through the facilities of The Toronto Stock Exchange

9. Proposed date of sale or date of commencement of sale.

   March 26, 2002

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

    N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee other encumbrancer acquired the securities.

    The securities have been acquired over a period of time commencing February 18, 1994 to June 30, 1998 as reported in the selling security holder insider reports.

12. If this Form is not an initial filing, provide the following information:

    (a) date of filing of the initial Form 45-102F

    March 18, 2002

    (b) date of the most recently filed renewal Form 45-102F3

    May 17, 2002

    (c) number of securities proposed to be sold as stated in the initial Form 45-102F

7,077,850 common shares of Channel Resources Ltd.

(d) number of securities sold from the date of the initial Fomr 45-102F to the date of this renewal Form 45-102F

1,000 common shares of Channel Resources Ltd.

(e) number of securities proposed to be sold, as stated in the initial Form 45-102F, that are no longer for sale

N/A

(f) number of securities remaining for sale

7,079,850 common shares of Channel Resources Ltd.

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificates relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith; and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been made.

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

Date: **June 14, 2002**

Viceroy Resource Corporation

By: [signature]
(signature of selling security holder, and if a company, signature of authorized signatory)

Susan Neale
Chief Financial Officer

Suite 2200, Oceanic Plaza Vancouver, British Columbia Tel 604 6889780 TSE: VOY
1066 West Hastings Street Canada, V6E 3X2 Fax 604 -682-3941

VICEROY RESOURCE CORPORATION

82-1193

VIA FAX & COURIER

June 25, 2002

British Columbia Securities Commission
9th Floor
701 West Georgia St.
PO Box 10142 Pacific Centre
Vancouver, BC
V7Y 1L2

Attention: **Statutory Filings**

Dear Sir or Madam:

Re: **Viceroy Resource Corporation (the "Company")**
Form 45-902F

Please find enclosed Form 45-902F. In payment of your filing fee relative thereto, we enclose a cheque in the amount of $100.00, together with a fee checklist.

Should you have any questions or comments, please contact the undersigned.

Yours truly,
VICEROY RESOURCE CORPORATION

Kim Casswell
CORPORATE SECRETARY

cc: DuMoulin Black - Legal Counsel

BCF 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Viceroy Resource Corporation
   Suite 2200 - 1066 West Hastings Street
   Vancouver, British Columbia
   V6E 3X2

   Telephone: (604) 688-9780

2. State whether the issuer is or is not a reporting issuer and, if reporting, thejurisdictions in which is it reporting.

   The Issuer is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and the Northwest Territories.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The issuer trades on the Toronto Stock Exchange under the trading symbol "VOY".

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   A total of 200,000 director incentive stock options were granted at an exercise price of $0.29 per share and expire on June 18, 2007.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
W. David Black Vancouver, BC	40,000	June 18, 2002	$0.29 per share	74(2)(9) of the Act	N/A
Robert V. Matthews North Vancouver, BC	40,000	June 18, 2002	$0.29 per share	74(2)(9) of the Act	N/A

Michael Halvorson **Edmonton, Alberta**	40,000	June 18, 2002	$0.29 per share	74(2)(9) of the Act	N/A
Ronald K. Netolitzky **Victoria, BC**	40,000	June 18, 2002	$0.29 per share	74(2)(9) of the Act	N/A
A. Murray Sinclair **Vancouver, BC**	40,000	June 18, 2002	$0.29 per share	74(2)(9) of the Act	N/A

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
W. David Black **1509 Dunbar Street** **Vancouver, BC** **V6R 3L6**	(604) 739-9051 dblack@dumoulinblack.com	40,000 incentive stock options	74(2)(9)
Robert V. Matthews **1107 West Keith Rd.** **North Vancouver, BC** **V7P 1Y6**	(604) 985-4329 bobm@corp.intergate.ca	40,000 incentive stock options	74(2)(9)
Michael Halvorson **7928 Rowland Rd.** **Edmonton, Alberta** **T6A 3W1**	(780) 469-2241 halvorson@shaw.ca	40,000 incentive stock options	74(2)(9)
Ronald K. Netolitzky **3821 Miramontes Dr.** **Victoria, BC** **V8N 4N1**	(250) 477-7925 rnetolitzky@viceroyresource.com	40,000 incentive stock options	74(2)(9)
A. Murray Sinclair **1937 Knox Rd.** **Vancouver, BC** **V6T 1S5**	(604) 222-4920 sinclair@quest-mail.com	40,000 incentive stock options	74(2)(9)

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $46,400 (Canadian)

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $))	Price per share (Canadian $)
NOT APPLICABLE		

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 25th day of June, 2002.

Viceroy Resource Corporation
Name of issuer (please print)

[signature]
Signature of authorized signatory

Ronald K. Netolitzky, President & CEO
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

VICEROY
RESOURCE
CORPORATION

2002 First Quarter Report

VICEROY
RESOURCE
CORPORATION

Viceroy Resource Corporation is a gold explorer and producer in Canada, United States and South America.

Viceroy shares, trading under the symbol VOY on the Toronto Stock Exchange, give investors an opportunity to participate in a leveraged gold play with an exploration upside.

Additional information about Viceroy is available on the Company's website at www.viceroyresource.com

REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of Viceroy's results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes.

Viceroy is pleased to report that in the first quarter of 2002, it had consolidated earnings of $2.5 million ($0.03 per share) and had generated cash flow from operations of $2.8 million.

During the first quarter, as part of Viceroy's renewed commitment to exploration, Viceroy commenced active acquisition of mineral rights through staking programs and option agreements. The Company signed an option agreement with the Eureka Joint Venture (Owned - 50% Expatriate Resources Ltd and 50% Strategic Metals Corp). The Eureka Joint Venture property consists of 164 claims located 50 kilometres southwest of Brewery Creek Mine near Dawson City, Yukon. Viceroy may, at its option, earn an initial 50% interest by completing $0.9 million in exploration expenditures over four years and making cash payments of $40,000. Viceroy has a second option to increase its interest to 65% by making an additional $0.6 million of exploration expenditures on the property or to enter into a joint venture to continue exploration and development of the property.

Viceroy has also expanded its inventory of investments in junior exploration companies by optioning mineral properties located in Northern British Columbia to Newcastle Minerals Ltd and Consolidated Earth Stewards Inc. in return for cash, shares in the junior company and a NSR.

The Company ended the quarter with a free cash balance of $9.1 million. In addition, Viceroy has appropriated and restricted cash balances of $18.3 million for reclamation obligations and deferred compensation. At March 31, 2002, the Company's working capital position was $8.5 million and with all long-term debt repaid.

Subsequent to quarter-end, Viceroy announced, subject to regulatory acceptance, a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years. This private placement will provide Viceroy with gross cash proceeds of $2.5 million that will be added to working capital to fund ongoing exploration, to acquire new exploration properties and general corporate use.

Castle Mountain Mine

At Castle Mountain, recovery of gold from ore previously placed on the leach pads was 11,643 ounces attributable to Viceroy at a gross cash cost including site reclamation of US$72 per ounce. Production for 2002 is estimated to be 34,350 ounces to Viceroy at a gross cash cost including site reclamation of US$108 per ounce.

At the end of the quarter, appropriated cash of $9.4 million had been set-aside for future reclamation and decommissioning activities.

Brewery Creek Mine

Brewery Creek Mine has experienced a significant decline in gold production and Viceroy has started a detoxification and heap stabilisation program in the second quarter of 2002. There is no obligation to begin decommissioning and reclamation activities in 2002. The Company however is planning to complete some reclamation activities during the year including re-vegetation of pits, dumps and mine site roads.

Work continued during the quarter on completing the Brewery Creek Trust and Drawdown Agreement with the Government of Canada. Under these agreements, which are precedent setting in Canada, it is intended that the $8.1 million in cash deposits already set-aside by Viceroy to fund future reclamation at Brewery Creek be returned to Viceroy as it completes reclamation obligations.

Approximately two million tonnes of ore capacity remain unused on the heap leach pad at Brewery Creek. In an environment of improving gold price, remaining resources at Brewery Creek and surrounding areas to mine site are continually being re-evaluated with the objective of reinitiating production if price, permits and conditions warrant.

Argentina

Discussions are ongoing with Anglogold South America to acquire the remaining 40% interest in the Gualcamayo project for a lesser amount than the previously agreed US$3.2 million. Further exploration is anticipated on Viceroy's other projects in Argentina once the economic situation in Argentina stabilizes.

Mexico

In May 2002, Viceroy signed a non-binding letter of intent to sell its 100% interest in Paredones Amarillos project to Vista Gold Corp. ("Vista") for $3.0 million. Viceroy will receive 50% in cash, $1.0 million at closing, $0.5 million one year later and 50% in Vista equity units consisting of one common share and one warrant to purchase one common share for a period of two years. Completion of the transaction is subject to due diligence, necessary approvals and a formal purchase agreement.

Australia

In 2001, Viceroy placed its 100% wholly owned Australian subsidiaries into voluntary administration at which time Viceroy relinquished management and control of the Australian assets to an Administrator. In 2001, a Deed of Company Arrangement ("DOCA") was adopted allowing the Administrator to continue discussions with third parties regarding restructuring proposals that may result in an improved return to the creditors. In April 2002, the creditor moratorium was extended for a further eight weeks.

Viceroy has retained upside in the event that it has the right to be subrogated to certain other creditors if NM Rothschild & Sons (Australia) Limited and Macquarie Bank Limited are paid in full as well as Viceroy being one of the largest unsecured creditors.

RESULTS OF OPERATIONS

In the first quarter of 2002, Viceroy reported consolidated earnings of $2.5 million or $.03 per share compared to a loss of $5.7 million or $0.10 per share in 2001.

Revenues declined to $6.3 million in 2002 as compared to $20.3 million in 2001. Cost of sales has also declined to $2.9 million as compared to $21.1 million in 2001. The decline in revenues and cost of sales is due to fewer ounces from the Company's North American mines and that in 2001 production includes

23,094 ounces from the Bounty mine. Depreciation and depletion has decreased to $0.3 million as compared to $2.7 million in 2001. The decrease in 2002 is due to the operating assets of the North American mines being written down to estimated net salvage value in 2001 and that in 2001 depreciation includes $0.7 million for Bounty Mine assets.

LIQUIDITY AND CASH RESOURCES

Cash flows from operations provided $2.8 million in 2002 as compared to $4.1 million being consumed in 2001. The dramatic turn around is due to ounces that are being recovered in 2002 from ore that was mined and placed on the pads in previous years. The higher than predicted recovery rates at Castle Mountain as well as the increasing gold price is significantly extending the commercial leaching phase.

At Castle Mountain $2.7 million of proceeds were realized from the sale of equipment and were added to the cash appropriated for reclamation during the first quarter of 2002.

The Company ended the quarter with a free cash balance of $9.1 million. In addition, Viceroy has appropriated and restricted cash balances of $18.3 million for reclamation obligations and deferred compensation.

At March 31, 2002, the Company's working capital position was $8.5 million and all long-term debt repaid. Current liabilities include $4.1 million for estimated reclamation expenditures primarily relating to the Brewery Creek Mine. Included with appropriated and restricted cash balances is a $8.1 million cash deposit for Brewery Creek, none of the cash deposit has been reclassified to current assets as the agreements with the Government of Canada have not been finalised. The Company anticipates having the agreements finalised in the fourth quarter of 2002 and some of the cash deposit returned.

Subsequent to the quarter-end, Viceroy announced, subject to regulatory acceptance, a non-brokered private placement that will provide Viceroy with gross cash proceeds of $2.5 million to be added to working capital to fund ongoing exploration, to acquire new exploration properties and general corporate use.

OUTLOOK:

Viceroy has renewed its commitment to exploration, especially within the precious metal sector. Viceroy intends to replenish its inventory of exploration properties, focussing on the Western Hemisphere and especially in those jurisdictions, which display a clear pro-mining stance. Viceroy will also continue to invest in junior exploration groups, which demonstrate strong exploration skills and ideas of merit. Viceroy believes exploration is the most rewarding sector of its industry and intends to devote significant resources toward participation in new discoveries.

Respectfully submitted on behalf of the
Board of Directors:

Signed:

"Ronald K. Netolitzky"

Ronald K. Netolitzky
Chairman, CEO and President

May 30, 2002

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as at
(expressed in thousands of Canadian dollars - unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 9,105	$ 6,069
Appropriated and restricted cash	659	498
Marketable securities	484	484
(Market value 2002: $776 – 2001:$558		
Accounts receivable	1,391	1,873
Prepaids and other receivables	1,049	1,248
Inventories	1,853	2,673
	14,541	12,845
Appropriated and Restricted Cash	17,628	14,925
Investments	125	125
Resource Assets	25,026	27,909
	$ 57,320	$ 55,804
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,930	$ 2,565
Preference dividend payable	-	132
Current portion of long-term debt	40	40
Current portion of provision for reclamation costs	4,077	703
	6,047	3,440
Provision for Reclamation Costs	17,888	21,449
	23,935	24,889
SHAREHOLDERS' EQUITY		
Share Capital	207,433	207,433
Deficit	(181,055)	(183,554)
Currency Translation Adjustment	7,007	7,036
	33,385	30,915
	$ 57,320	$ 55,804

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Loss for the Three Months Ended March 31,
(expressed in thousands of Canadian dollars, except per share amounts - Unaudited)

	2002	2001
Sales	$ 6,271	$ 20,300
Cost of Sales	2,858	21,108
Depreciation and Depletion	347	2,723
Provision for Reclamation	-	287
	3,205	24,118
	3,066	(3,818)
Expenses (Income)		
General and administrative	602	766
Exploration	138	709
Interest and financing charges on long-term debt	11	345
Royalties	56	475
Other income	(236)	(385)
	571	1,910
Earnings/(Loss) Before Income Taxes	2,495	(5,728)
Income tax recovery	4	-
Earnings/(Loss) for the Period	$ 2,499	$ (5,728)
Basic and diluted earnings/(loss) per Share	$0.03	$ (0.10)
Average Shares Outstanding	81,248,078	57,664,745

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit for the Three Months Ended March 31,
(expressed in thousands of Canadian dollars - Unaudited)

	2002	2001
Deficit – Beginning of Period	$ 183,554	$ 147,419
Loss/(earnings) for the Period	(2,499)	5,728
Deficit – End of Period	$ 181,055	$ 153,147

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows for the Three Months Ended March 31,
(expressed in thousands of Canadian dollars - Unaudited)

	2002	2001
Operating Activities		
Earnings/(Loss) for the Period	$ 2,499	$ (5,728)
Items not affecting cash:		
Depreciation, depletion and provision for reclamation	364	3,010
Loss on sale of marketable securities and investments	-	129
Deferred revenue recognized in the period	-	(1,124)
Gain on disposal of resource properties & supplies inventories	(77)	(379)
	2,786	(4,092)
Expenditures for reclamation and closure	(215)	-
Changes in non-cash working capital	671	1,894
	3,242	(2,198)
Financing Activities		
Repayment of long-term debt	-	(274)
Investing Activities		
Increase in appropriated and restricted cash	(2,847)	(552)
Proceeds on sale of investments	-	756
Proceeds from disposal of resource assets	2,698	544
Expenditures for resource assets	(87)	(600)
	(236)	148
Foreign Exchange Gain on Cash Held in a Foreign Subsidiary	30	197
Change in Cash and Cash Equivalents	3,036	(2,127)
Cash and Cash Equivalents–Beginning of Period	6,069	6,257
Cash and Cash Equivalents–End of Period	$9,105	$ 4,130

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2002 and 2001
(expressed in Canadian dollars - Unless otherwise stated)

1. Share Capital and Stock Options Outstanding

a) On March 20, 2002, the Company agreed to an early conversion of the outstanding preferred shares, such preferred shares were convertible into a maximum of 4,066,667 common shares. In consideration of the early conversion, the number of common shares issued was reduced to 3,500,000 and the payment of outstanding dividends to the conversion date was waived.

b) In May 2002, the Company negotiated, subject to regulatory acceptance, a non-brokered private placement of 16 million units of Viceroy at a price of $0.1575 per unit. Each unit is comprised of one common share and one common share purchase warrant with every two warrants entitling the holder thereof to acquire one Viceroy common share at a price of $0.20 per share for a period of two years.

c) Effective January 1, 2002, the Company adopted the new standard for accounting for Stock Based Compensation.

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 5,900,000 shares of common stock. The exercise price of each option is either equal to or higher than the market price of the Company's stock on the day of grant. Vesting and terms are at the discretion of the Board of Directors. No compensation expense is recognized when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

During the period ended March 31, 2002, no additional stock options were granted and 561,794 expired. The total number of stock options outstanding as at March 31, 2002 was 4,336,505, with exercise prices ranging between $0.10 and $5.50.

2. Segmented Information

a) The Company's reportable operating segments are as follows:

	2002						
	Sales	Depreciation and Depletion	Interest Expense (Recovery)	Write-Downs	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets
Castle Mountain Mine (75%)	$ 5,653	$ 347	$ -	$ -	$ -	$ 3,482	$25,089
Brewery Creek Mine	617	-	8	-	4	(242)	10,456
Exploration operations	-	-	-	-	-	(138)	20,216
Other	-	-	3	-	(8)	(603)	1,559
	$ 6,270	$ 347	$ 11	$ -	$ (4)	$ 2,499	$ 57,320

	2001						
	Sales	Depreciation and Depletion	Interest Expense (Recovery)	Write-Downs	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets*
Castle Mountain Mine (75%)	$ 8,529	$ 1,497	$ -	$ -	$ -	$ 118	$ 23,056
Brewery Creek Mine	3,035	725	83	-	-	(209)	11,040
Bounty Mine	8,736	788	258	-	-	(4,603)	-
Exploration operations	-	-	-	-	-	(113)	20,129
Other	-	-	36	-	-	(921)	1,579
	$ 20,300	$ 3,010	$ 377	$ -	$ -	$ (5,728)	$ 55,804

* As at December 31, 2001

b) The Company operates in the following geographic areas:

	March 31, 2002		March 31, 2001	
	Sales	Resource Assets	Sales	Resource Assets*
United States	$ 5,654	$ 3,136	$ 8,529	$ 6,087
Canada	617	1,674	3,035	1,693
Australia	-	-	8,736	-
Argentina	-	20,216	-	20,129
	$ 6,271	$ 25,026	$ 20,300	$ 27,909

* As at December 31, 2001

Directors

W. David Black
Vancouver, British Columbia

Michael H. Halvorson
Edmonton, Alberta

Robert V. Matthews
North Vancouver, British Columbia

Clynton R. Nauman
Blaine, Washington

Ronald K. Netolitzky
Victoria, British Columbia

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Registrar and Transfer Agent

Computershare Investors Services Inc.

Exchange Listing

"VOY" Toronto Stock Exchange

Share Position

As at March 31, 2002,
Viceroy's outstanding share position
was 84,164,745 shares.

Head Office

Viceroy Resource Corporation
Suite 2200, Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2

Tel: 604-688-9780
Fax: 604-682-3941

Website: www.viceroyresource.com

Mine Offices

Castle Mountain Mine
Viceroy Gold Corporation
PO Box 68
Searchlight, Nevada
USA 89046
Tel: 702-252-8040
Fax: 702-252-8043

Brewery Creek Mine
Viceroy Minerals Corporation
Bag 5040
Dawson City, Yukon
Canada YOB 1GO
Tel: 604-521-3706
Fax: 604-522-5874